

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 2010

<u>Via U.S. Mail and Fax</u>

Mr. Robert Kite
Chairman, President and Chief Executive Officer
Card Activation Technologies, Inc.
53 West Jackson Blvd. Suite 1618
Chicago, Illinois, 60604-3749

      Re: Card Activation Technologies, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2009
              Filed January 19, 2010
              File No. 0-52556

Dear Mr. Kite:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2009

Financial statements for the year ended September 30, 2009

Statements of operations, page 13

1. Tell us why you believe that the litigation revenue should be classified as operating income rather than other income.

Notes to the financial statements

Note 6 – Related Party, page 21

2. We note that you disclosed on page 15, as supplemental cash flow information, the issuance of stock for the affiliation acquisition of $294,000, which appears to be related to the acquisition of PayMed LLC. We also note your disclosure in the third paragraph of page 22 that you recorded a receivable from MedCom for $294,000. Tell us how you accounted for the acquisition of PayMed LLC and why you recorded a receivable for $294,000 which appears to be part of the balance of the advances to affiliates account at year end.

Item 9A(t) Controls and procedures, page 24

   Evaluation of Disclosure Controls and Procedures

3. In view of the weakness disclosed in the last paragraph of this page, please revise your conclusion on the disclosure controls and procedures to clearly state that the disclosures controls and procedures are "not effective."

* * * *

       As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Kyle Moffatt, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director